SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Main items discussed at the “CEO Conference” held on January 16, 2008:

Guidance for Fiscal Year 2008

A. Revenue: Over 12 trillion (KRW)

B. Operating Profit: 1.5 trillion (KRW)

C. EBITDA: 3.6 trillion (KRW)

D. CAPEX: 2.6 trillion (KRW)

E. Retained Subscriber Targets:

- MegaTV: 1.5 million subscribers

- WiBro: 400 thousand subscribers

- VoIP: 1 million subscribers

Above guidance for fiscal year 2008 is subject to change depending on the operating condition and the business environment of the company.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 18, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

Slide number 1

2008 is expected to be a year of growth for KT.

Slide number 2

Convergence is an irreversible trend that reflects changing customer needs – which operators need to tap into for answers

Slide number 3

Need for convergence - customers want more convenience at a cheaper price, i.e. discounts, one-billing, one-stop service, etc.

Slide number 4

Satisfaction of basic needs, coupled by differentiated experience through quality services, leads to enhanced customer loyalty

Slide number 5

Ex)

A 2007 PWC research, shows that people are willing to pay extra, in addition to the price for the basic TPS package, for enhanced services

Slide number 6

    It may be assumed that people are also willing to pay more for differentiated “non-telecom” services, also through bundling of additional contents, convenience services, and other value-added services

Slide number 7

    Ex) Apple’s case is a good example of success by providing value-added services to its customers

        - Migration from computers into the music industry through iPod, and now into the telecommunications industry through iPhone

Slide number 8

    Ex)

    Apple’s example is a case of device-centric convergence

    In the area of telecommunications, there is IPTV – a convergence with the media industry

    Ovum’s research shows that the global IPTV market is forecasted to reach USD 15.6 billion by 2011

    - 43% CAGR(compound annual growth rate) growth from USD 2.6 billion in 2007.

Slide number 9

Ex)

Many telcos around the world have already commercialized IPTV.

KT expects to launch full IPTV in the second half of 2008.

Slide number 10

Slide number 11

    There is a long-standing concern over KT’s declining fixed-line revenue.

    For KT to pursue further growth, KT needs to break away from this defensive mindset “Fixed-line Protection Syndrome” and take on a creative outlook

Slide number 12

    Creative outlook begins by redefining KT’s customers

    KT needs to expand its 17million household customer base into 49million personal customer base and the diverse devices that they use.

Slide number 13

    To address this customer base, KT needs to evolve its network infrastructure into an all-IP environment, which is expected to be the foundation of all services to be provided by KT.

Slide number 14

    Further, KT needs to redefine its services from simple telecommunications functions to new “windows”.

Slide number 15

SoIP(Service over Internet Protocol) is a high-end lifestyle service that integrates VoIP with multimedia.

Slide number 16

SoIP devices will allow customers to enjoy a variety of customized interactive services.

SoIP is expected to help KT expand customer base and act as a new “window”.

Slide number 17

WiBro is expected to extend the fixed-line broadband experience into the wireless territory, acting as a mobile “window”.

Slide number 18

We plan to evolve MegaTV will evolve into a customized personal TV service.

Slide number 19

Everyday activities will be within the boundaries of these new “window” services.

Slide number 20

Subscriber targets for fiscal year 2008 :

WiBro : 400 thousand subscribers

MegaTV : 1.5 million subscribers

VoIP : 1 million subscribers

Slide number 21

Personalized WiBro and MegaTV windows are expected to provide KT access to new revenue streams, beyond those of monthly charges.

Slide number 22

Convergence based on All IP is expected not only to expand KT’s customer base but create other positive effects, such as of CAPEX(capital expenditure) and OPEX(Operating Expenditures) reduction, and increased real-state revenues.

Slide number 23

To implement this “window” strategy successfully, KT needs to strengthen its competency in the media sector.

Slide number 24

Through which KT will transform into a “Telecom Media” company

Slide number 25

In light of this convergence trend (broadcasting-telecom, fixed-mobile), KT Group will seek an optimal structure to deliver the greatest value possible.

Slide number 26

Slide number 27

Guidance for fiscal year 2008

Revenue : 12 trillion(KRW)

Operating Income : 1.5 trillion(KRW)

EBITDA : 3.6 trillion(KRW)

Slide number 28

Total CAPEX : 2.6 trillion(KRW)

CAPEX for SoIP, WiBro, Mega TV : 450 billion(KRW)

FTTH and NGN* : 960 billion(KRW)

*	Next Generation Network

Slide number 29

Thank You